                                                                  Exhibit (a)(8)


               JACKSONVILLE RESTAURANT ACQUISITION CORP. EXTENDS
                  TENDER OFFER FOR COMMON STOCK OF CUCOS INC.

     NEW ORLEANS, Thursday, August 10, 2000 -- Jacksonville Restaurant Acquisition Corp. today announced that the expiration date of its tender offer to acquire up to 1,200,000 of the outstanding shares of common stock of Cucos Inc. for $1 per share has been extended until 5:00 p.m., Eastern Time, on Friday, August 18, 2000. The tender offer had been scheduled to expire at 5:00 p.m., Eastern Time, on Friday, August 11, 2000.

     Jacksonville Restaurant Acquisition Corp. has been advised by Hibernia National Bank, the Depository for the tender offer, that as of August 9, 2000, approximately 601,741 shares of Cucos common stock had been tendered and not withdrawn pursuant to the offer.

     The tender offer is subject to there being validly tendered and not withdrawn before the expiration of the offer at least 1,200,000 shares, and to certain customary conditions.

     This news release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of this tender offer are set forth in an offer to purchase and related letter of transmittal, which were first filed on July 14, 2000 with the Securities and Exchange Commission and mailed to Cucos shareholders. This news release does not constitute an offer to sell or a solicitation of an offer to buy any capital stock of the offeror. Such an offer may be made only by a prospectus in compliance with the Securities Act of 1933.

     CUCOS (OTC: CUCO.OB) is a full-service Mexican restaurant chain consisting of twelve company-owned restaurants and five franchise restaurants located primarily in the Southeastern United States.

CONTACT:

Cucos Inc.
James W. Osborn
(504) 835-0306